Exhibit 99.24

Volaris Reports November 2019 Traffic Results:

16% Passenger Growth and 89% Load Factor

Mexico City, Mexico. December 3, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reported November 2019 and preliminary year to date traffic results.

In November 2019, capacity measured by ASMs (Available Seat Miles) increased by 16.1% vs the same period of last year, with the demand measured by RPMs (Revenue Passenger Miles) showing an increase of 16.9%. Volaris carried 1.9M passengers in total (15.7% increase vs the same period of last year), with a load factor increase of 0.6 pp vs the same period of last year, for a total of 88.9%.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commented on the traffic results for November: “The significant healthy capacity growth during the month is underpinned by solid passenger demand in domestic and international markets”.

The following table summarizes Volaris’ traffic results for the month and year to date.

	November 2019	November 2018	Variance	November YTD 2019	November YTD 2018	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,289	1,126	14.5%	13,540	11,472	18.0%
International	524	424	23.3%	5,545	4,591	20.8%
Total	1,813	1,550	16.9%	19,085	16,063	18.8%
ASMs (in millions, scheduled & charter)
Domestic	1,414	1,228	15.1%	15,402	13,175	16.9%
International	625	528	18.3%	6,889	5,870	17.4%
Total	2,039	1,756	16.1%	22,291	19,045	17.0%
Load Factor (in %, scheduled)
Domestic	91.2%	91.7%	(0.5) pp	87.9%	87.1%	0.8 pp
International	83.7%	80.3%	3.4 pp	80.6%	78.3%	2.3 pp
Total	88.9%	88.3%	0.6 pp	85.6%	84.4%	1.2 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,525	1,336	14.1%	16,117	13,444	19.9%
International	371	302	23.0%	3,888	3,213	21.0%
Total	1,896	1,638	15.7%	20,005	16,657	20.1%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 189 and its fleet from four to 82 aircraft. Volaris offers more than 385 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100